EXHIBIT 31
CONSENT OF M. KOCIUMBAS
     I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Goldcorp Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:
1.	The annual information form of the Company dated March 30, 2007, which includes reference to my name in connection with information relating to the Wharf Mine.
March ___, 2007
/s/ M. Kociumbas
M. Kociumbas